UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

LIFE PARTNERS POSITION HOLDER TRUST
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

(Name of Subject Company)

LIFE PARTNERS POSITION HOLDER TRUST
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

(Name of Persons Filing Statement)

Position Holder Trust Interests
IRA Partnership Interests

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Eduardo S. Espinosa
Trustee of Life Partners Position Holder Trust
Manager of Life Partners IRA Holder Partnership, LLC
2001 Ross Avenue, Suite 3600
Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
Copy to:
Michael Francis
Akerman LLP
350 East Las Olas Boulevard, Suite 1600
Fort Lauderdale, Florida 33301
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.   Subject Company Information.
The names of the subject companies are (i) Life Partners Position Holder Trust, a trust organized under the laws of the State of Texas (the “Position Holder Trust” or the “Trust”) and (ii) Life Partners IRA Holder Partnership, LLC, a Texas limited liability company (“IRA Partnership” or “Partnership”). The principal executive offices of the Trust and the Partnership are located at 2001 Ross Avenue, Suite 3600, Dallas, Texas, and the telephone number at that address is (214) 698-7893. The management and affairs of the Trust are conducted by a trustee, and the management and affairs of the Partnership are conducted by a manager. Mr. Eduardo Espinosa is both the trustee of the Trust and the manager of the Partnership. The class of securities to which this Schedule 14D-9 relates are position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust and the partnership interests (the “Partnership Interests”) of Life Partners IRA Holder Partnership, LLC. The Trust Interests are represented by units of beneficial interest in the Trust. The Partnership Interests are represented by units of the Partnership. The Trust Interests and the Partnership Interests are sometimes together referred to as the “Interests.” As of June 30, 2018, there were 1,223,686,156 Trust Interests outstanding and 748,438,237 Partnership Interests outstanding.
Item 2.   Identity and Background of Filing Person.
The Trust and the Partnership are the persons filing this Schedule 14D-9. This is the response of the Trust and Partnership to the tender offer (the “Offer”) submitted to holders of Trust Interests and Partnership Interests by Life Settlement Liquidity Option, LLC, a Delaware limited liability company (“Offeror” or “Purchaser”), to purchase up to 150,375,940 of the outstanding Trust Interests and up to 225,563,910 of the outstanding Partnership Interests, as disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser with the Securities and Exchange Commission (“SEC”) on November 13, 2018 (the “Schedule TO”).
Offeror was formed for the purpose of acquiring the Interests in this Offer. Offeror is a Delaware limited liability company that serves as an investment vehicle and, to date, has engaged in no activities other than those incident to its formation and the Offer. Anchorage Illiquid Opportunities Master VI (B), L.P., a Cayman Islands exempted limited partnership (“Parent”), is an investment fund and the sole member of Offeror. Anchorage Capital Group, L.L.C. (“ACG”), an investment adviser registered with the SEC, is a Delaware limited liability company and is the investment manager of Parent and Offeror. Anchorage IO GP VI, L.L.C., a Delaware limited liability company (“AIO GP VI”), is the general partner of Parent.
The business address of ACG is 610 Broadway, 6th Floor, New York, New York 10012, and the business address of Offeror and AIO GP VI is c/o Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, New York 10012. The telephone number there is (212) 432-4600. The business address of Parent is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands, and the telephone number there is (345) 814-7600.
Item 3.   Past Contracts, Transactions, Negotiations and Agreements.
On November 13, 2018, the Trust and Partnership entered into a Notice of Assignment and Assumption, and Indemnity Agreement (“Assignee Agreement”) with Life Settlement Liquidity Option, LLC (“Assignee”). The Trust and Partnership agreed to recognize and record the assignment of the tendered Interests accepted by Assignee immediately following the closing date. Also pursuant to the Assignee Agreement, the Assignee agreed to indemnify, defend and hold harmless the Trust, Partnership, the Trust board members, the trustee, the manager, Akerman LLP, Vida Capital, Inc., Magna Servicing LLC and their respective affiliates and the respective attorneys, agents, representatives, contractors and services from and against any and all claims, losses, liabilities, costs, expenses, obligations and damages, including reasonable attorneys’ fees and disbursements under certain circumstances. Other than the Assignee Agreement, the Assignment Form for Position Trust Interests and the Assignment Form for IRA Partnership Interests, there are no material agreements, arrangements or understandings between the Trust, the Partnership or their affiliates and Offeror, Parent, ACG or their affiliates.

Item 4.   The Solicitation or Recommendation.
The Trust and the Partnership express no opinion and are remaining neutral toward the Offer. Neither the Trust Interests nor the Partnership Interests are listed or traded on any exchange or any over-the counter-trading platform. Accordingly, neither the Trust nor the Partnership are able to provide Interest holders a basis to determine an appropriate market price for their Interests and therefore express no opinion as to whether Interest holders should accept or reject either Offer. Interest holders should read the entire Schedule TO and consult with their financial, tax, legal, and other professional advisors before deciding whether to accept or reject the Offer.
Item 5.   Persons/Assets, Retained, Employed, Compensated or Used.
None of the Trust, the Partnership nor any person acting on their behalf have employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations regarding the Offer.
Item 6.   Interest in Securities of the Subject Company.
To the best knowledge of the Trust and Partnership, after due inquiry, neither the Trust nor the Partnership nor any of its directors, affiliates or beneficial owners of 10% or more of either entities’ outstanding Interests have engaged in any transaction in either entities’ securities during the past 60 days.
Item 7.   Purposes of the Transaction and Plans or Proposals.
The Trust and the Partnership express no opinion regarding the purpose of the Offer. The Trust and the Partnership are not, in any manner, altering their plans or proposals in response to the Offer. The Trust and the Partnership have no reason to question the information set forth in Purchasers’ Schedule TO.
Item 8.   Additional Information.
Not applicable.
Item 9.   Exhibits.
Exhibit No.	Description
(e)(1)	Assignee’s Notice of Assignment and Assumption, and Indemnity Agreement — Tender Offer, dated November 13, 2018, by and among Life Settlement Liquidity Option, LLC and Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC (incorporated by reference to Exhibit (d) to the Schedule TO filed by Life Settlement Liquidity Option, LLC and Anchorage Illiquid Opportunities Master VI (B), L.P., dated November 13, 2018 (the “Schedule TO”))
(e)(2)	Assignment Form for Position Holder Trust Interests (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO)
(e)(3)	Assignment Form for IRA Partnership Interests (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO)

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
LIFE PARTNERS POSITION HOLDER TRUST
Dated: November 13, 2018	By: /s/ Eduardo S. Espinosa Eduardo S. Espinosa, Trustee
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC
By: /s/ Eduardo S. Espinosa Eduardo S. Espinosa, Manager